HII Technologies, Inc.
710 North Post Oak Road, Suite 400
Houston, Texas 77024

October 27, 2011

Pamela A. Long
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:         HII Technologies, Inc.
Registration Statement on Form 10
Filed September 14, 2011
File No. 000-30291

Dear Ms. Long:

In connection with Amendment No. 1 (the “Amendment”) to the Registration Statement on Form 10 of HII Technologies, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on October 20, 2011, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HII TECHNOLOGIES, INC.

/s/ Matthew C. Flemming

Matthew C. Flemming
Chief Executive Officer